ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-756-3300

Fax: 202-756-3333

www.alston.com

Dennis O. Garris	Direct Dial: 202-756-3452	E-mail: dennis.garris@alston.com
Admitted in Ohio only.
Application to waive into DC Bar pending.

October 27, 2006

Michael K. Pressman

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Gold Kist Inc.

Schedule 14D-9

Filed October 12, 2006

File No. 5-81988

Dear Mr. Pressman:

On behalf of our client Gold Kist Inc. (“Gold Kist” or the “Company”), we are writing to respond to your letter, dated October 20, 2006, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by the Company on October 12, 2006. For your convenience, we have restated each comment in its entirety with the response of Gold Kist following immediately thereafter.

Item 4. The Solicitation or Recommendation

1.	We note your references to presentations by your financial advisor. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us what consideration has been given to summarizing your discussions with Merrill Lynch and Gleacher in greater detail and attaching any written analyses or presentation materials used in issuing their advisory services to the board and/or special committees. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 404-881-7000 Fax: 404-881-7777	Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260

Michael K. Pressman

October 27, 2006

Response: The Company determined not to summarize its discussions with Merrill Lynch and Gleacher Partners in greater detail and not to attach any written analyses or presentation materials used in their advisory services because of the risk that disclosure of these details or materials could negatively affect the ability of the Company to negotiate any possible business combination or similar transaction. Schedule 14D-9 does not specifically require such disclosure, and the Company understands that the Staff has not historically required the target company of an unsolicited tender offer to provide detailed disclosure regarding the advice that the target company received from its financial advisors because of the risk that such disclosure would essentially require the target company to disclose its reserve price. Accordingly, the Company has determined that the positive effects of additional disclosure to investors would be far outweighed by the harm that such disclosure would cause to the Company’s negotiating position.

Reasons for the Recommendation of the Board

2.	As Pilgrim’s offer is at a premium with respect to Gold Kist’s price per share, please provide supplemental support for the market, sales and other assertions and estimates you cite which provide the basis for your recommendation. We note, for example, the following information provided in support of the recommendation:

•	The statements regarding Gold Kist’s strong market position on page 8;

•	the statement that “Pilgrim made its proposals at a time when Gold Kist’s stock price was temporarily depressed”;

•	the statement that the Pilgrim offer is timed “to take advantage of recent short-term relative undervaluation of Gold Kist’s expected operating performance”; and

•	the statement that “Gold Kist performed comparatively well in the recent down-cycle in the industry and is poised to benefit from potential expansion of financial multiples.”

Response:

The statements regarding Gold Kist’s strong market position on page 8;

The Company bases its belief in its strong market position on the following statements (the names of third party sources (which include industry publications and awards) that can verify the respective statements are set forth in parenthesis, other than in the case of statements supported by internal data):

Michael K. Pressman

October 27, 2006

•	Gold Kist is the third largest poultry integrator producing approximately 9% of the chicken slaughtered in the U.S. (Watt Poultry USA);

•	Gold Kist is the largest supplier of private label chicken in the United Sates (Agrimetrics);

•	Gold Kist has increased its sales of value-added products, which are higher margin and provide greater stability in sales and earnings, from $1.16 billion dollars (52% of sales) in FY 2005 to $1.23 billion (59% of sales) in FY 2006 (internal Company data);

•	Gold Kist has introduced $34 million worth of new products in the last year (internal Company data);

•	As a part of Gold Kist’s strategic marketing plan it has achieved significant and increasing sales with major customers (internal Company data);

•	Gold Kist has received awards for innovation (Fridge to Freezer PakTM from Progressive Grocer), for being the best private label chicken supplier (Category Colonel Award from PLBuyer Magazine for 2004, 2005 and 2006) and for customer service and product quality (Heinz Supplier of the Year for 2005); and

•	Gold Kist is the only major producer to offer chicken products raised without antibiotics on an all-vegetable diet and processed using air chilling technology.

“Pilgrim made its proposals at a time when Gold Kist’s stock price was temporarily depressed”;

The Company believes that prices for poultry company stocks were adversely impacted during 2006 by the following factors:

•	investor concerns about the impact that a possible outbreak of avian influenza would have on industry profitability;

•	potential and actual interruptions in export markets caused by avian influenza concerns; and

•	concerns about Russian import policies.

The Company believes that these concerns, among others, had an adverse impact on the prices of poultry stocks generally, with the Company and its two largest publicly traded “chicken only”

Michael K. Pressman

October 27, 2006

competitors1 experiencing an average decline of approximately 34% for the period from October 3, 2005 (the first day of the Company’s 2006 fiscal year) to August 18, 2006.

The Company further believes that the Company’s stock price is poised to benefit from improved operating performance in 2007-2008 as the Company begins to experience the benefits from investments in retail and value-added capacity, which in turn should create higher and more stable earnings, and decreased market concerns about avian influenza. The Company also believes that industry conditions as a whole are improving, with the average per share price for its two largest publicly-traded “chicken only” competitors up approximately 18.5% for the period from August 18, 2006 through October 10, 2006.

The Pilgrim offer is timed “to take advantage of recent short-term relative undervaluation of Gold Kist’s expected operating performance”;

The Company believes its historical operating margins have been similar to its peers. For the twelve months ended June 2006, the Company’s operating margin was approximately 1.0%, compared to an average operating margin of 1.4% for the Company and its three largest publicly-traded poultry competitors2. However, the Company’s common stock has generally traded at a price reflecting a lower price to earnings multiple at all points in the poultry industry cycle than the above-listed competitors, as shown in the following chart3:

NTM[4] P/E Multiples	Gold Kist	Pilgrim’s Pride	Sanderson Farms	Tyson Foods

Trough	13.0x	16.0x	11.0x	20.0x

Peak	10.0x	11.0x	9.0x	15.0x

Mid-Cycle	6.0x	6.0x	7.5x	10.0x

The Company believes that it tends to be valued at a lower multiple than its publicly traded competitors because of its relatively limited history as a public company and the relatively greater percentage of value-added and further processed products produced by its publicly-traded competitors. The Company also believes that its operating margins have been adversely, but temporarily, impacted by expansion projects at two plants that have now been completed and that should result in significant increases in profitability. The Company has also undertaken other cost savings measures, such as increased line speeds, hatchery improvements, grain handling enhancements and the use of alternative energy sources.

[1]	Pilgrim’s Pride Corporation and Sanderson Farms, Inc.
[2]	Tyson Foods, Inc., Pilgrim’s Pride Corporation and Sanderson Farms, Inc. Tyson Foods’ margin is expressed relative to its poultry operations only.
[3]	Source Merrill Lynch & Co.
[4]	Next twelve months. Based on 18 months for Gold Kist and Sanderson Farms and 2000-2006 for Tyson and Pilgrim’s Pride.

Michael K. Pressman

October 27, 2006

Gold Kist performed comparatively well in the recent down-cycle in the industry and is poised to benefit from potential expansion of financial multiples.

As noted above, Gold Kist’s operating margins, even during the industry downturn, were similar to its peers. Additionally, for the period between the beginning of Gold Kist’s 2006 fiscal year and announcement of Pilgrim’s unsolicited offer, (from October 3, 2005 to August 18, 2006), Gold Kist’s stock performed similarly to its peers, down approximately 35%, compared to approximately 31% for Sanderson Farms and 36% for Pilgrim’s Pride (Gold Kist’s two largest “chicken only” competitors), despite its short history as a public company and the market’s view that its value-added products represent a smaller share of total production than its peers. The Company further believes that the difference in financial multiples noted above should lessen over time as it increases the percentage of its sales consisting of value-added and further processed products and experiences the benefit of the cost reduction measures noted above.

3.	Item 1012(c) of Regulation M-A requires you to make “reasonable inquiry” about whether your officers, directors, subsidiaries or affiliates will tender their shares into the offer. You disclose that “to the best knowledge of Gold Kist, none of the company’s executive officers, directors, affiliates, or subsidiaries currently intends to tender shares.” Please explain supplementally, with a view to additional disclosure, how you satisfied your obligation under Item 1012 to make “reasonable inquiry.”

Response: The Company supplementally advises the Staff that its view as to whether its executive officers, directors, affiliates or subsidiaries will tender their shares in the offer was developed through the course of discussions that took place among the Company’s executive officers and Board of Directors for the purpose of evaluating the offer. Further, the Company has affirmatively asked each executive officer and Board member if he or she intends to tender shares, and each executive officer and Board member has stated that he or she does not intend to do so.

Item 7. Purposes of the Transaction and Plans or Proposals

4.	We are mindful of the balance between full disclosure to shareholders regarding discussions with other possible business combination partners, and the concern about jeopardizing an agreement with such other partners that may not yet have been finalized. Even where no formal agreement has been reached with another party, the existence of an auction process by Gold Kist or other efforts to find an alternative business combination partner or an alternative kind of transaction for the company is required disclosure under Item 1006(d) of Regulation M-A. We believe the disclosure in Item 7 concerning the special committee’s efforts to identify other possible alternative transactions is potentially overly vague because it does not

Michael K. Pressman

October 27, 2006

even specify the kind of transaction you are discussing with a third party or parties. We believe at a minimum you are required to disclose additional details about the specific kind(s) of transaction(s) being discussed. In addition, we remind you that the obligation to amend the Schedule 14D-9 to reflect new, material information is an ongoing one under Rule 14d-9(c) and must be considered as events developed.

Response: Under the Instruction to Item 1006(d)(1), if an agreement in principle has not been reached, no disclosure is required of the possible terms of or the parties to the transaction, if, in the opinion of the board of directors of the subject company, disclosure would jeopardize continuation of the negotiations. Gold Kist has not reached an agreement in principle, and the Board of Directors has determined that disclosures, other than disclosure that discussions are taking place, would jeopardize any discussions. The instruction further states that in that case, disclosure indicating that negotiations are in preliminary stages is sufficient. The Special Committee of the Board is reviewing strategic alternatives, and to prematurely disclose the specific kinds of transactions under consideration at this stage could be misleading to investors and detrimental to those efforts.

Gold Kist believes that due to the preliminary nature of its discussions and the absence of an agreement in principle with another party, the disclosure that it is discussing a transaction that could result in “(i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company” sufficiently identifies the kinds of transactions that could result from these discussions. To try to describe specific transactions that any discussions could result in is too preliminary at this time and may potentially be misleading.

On behalf of Gold Kist, we advise the Staff that Gold Kist acknowledges its obligations to update its disclosure regarding any agreements with third parties and will do so when appropriate.

5.	See our last comment above. Explain why you believe the number of third parties with whom you have had contact, and additional general disclosure about the stage of your negotiations with them, is not required pursuant to Item 1006(d).

Response: Instruction to Item 1006(d) only requires disclosure that discussions are taking place that could result in some form of a business combination. Gold Kist has satisfied that requirement when it disclosed that it is having preliminary discussions that could result in “(i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger,

Michael K. Pressman

October 27, 2006

reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.” Any disclosure beyond this, including the numbers of third parties with which the Company is having discussions, is beyond the scope of the line-item requirement in the rule.

Furthermore, disclosing the number of third parties with whom discussions are taking place could jeopardize negotiations with one or more of those third parties. Companies often negotiate with multiple parties without affirmatively disclosing to those parties that the company is negotiating with several different parties. Disclosing the number of parties would jeopardize the negotiating position of Gold Kist and inhibit the Board of Directors from maximizing shareholder value and would not be in the best interest of its shareholders. Additionally, there are a limited number of companies in the poultry industry and even fewer that would be potential strategic partners. Disclosure regarding the number of parties would be a de facto disclosure of the identities of those parties and would jeopardize the discussions by the Board of Directors of Gold Kist. Such disclosure is exactly the type of disclosure which the SEC has deemed harmful to ongoing negotiations and would be inconsistent with previous Staff positions.

Forward-Looking Statements

6.	We note your statement that Gold Kist undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Please revise your disclosure in light of your obligation to update your Schedule 14D-9 in the event of any material change. Refer to Rule 14D-9(c).

Response: We note your comment and on behalf of Gold Kist acknowledge its obligation to update the Schedule 14D-9 as new material information or other material developments or events arise, as demonstrated by the three amendments to the Schedule 14D-9 it has filed since the initial filing. The Company does not believe that an affirmative statement regarding its duty to amend the Schedule 14D-9 needs to be included in the Schedule 14D-9. However, if the Staff disagrees, Gold Kist will include such a statement in the next amendment.

Closing Comment

Additionally, at the Staff’s request, this letter constitutes an acknowledgement of behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9;

Michael K. Pressman

October 27, 2006

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Statement; and

•	the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please do not hesitate to call me (202-756-3452) or W. Scott Ortwein (404-881-7936) of this firm.

Very truly yours,

/s/ Dennis O. Garris
Dennis O. Garris

cc:	John Bekkers (Gold Kist Inc.)
David Dyson (Gold Kist Inc.)
W. Scott Ortwein (Alston & Bird LLP)